UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 29, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Sage Therapeutics, Inc.
File Nos. 1-36544 and 333-196849

CF# 35197

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Sage Therapeutics, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on November 6, 2015 and Form S-1/A filed on July 8, 2014.

Based on representations by Sage Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	10-Q	November 6, 2015	through May 30, 2023
10.3	S-1/A	July 8, 2014	through May 30, 2023
10.4	S-1/A	July 8, 2014	through May 30, 2023
10.5	S-1/A	July 8, 2014	through May 30, 2023
10.18	S-1/A	July 8, 2014	through May 30, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support